+852 2533 3300	Davis Polk & Wardwell
davispolk.com	Hong Kong Solicitors
The Hong Kong Club Building
3A Chater Road
Hong Kong

Resident Hong Kong Partners
Karen Chan †	Patrick S. Sinclair*
Yang Chu †	Miranda So*
James C. Lin*	James Wadham†
Gerhard Radtke*	Jia Xu†
Martin Rogers †
Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

June 24, 2021

Re:                             Atour Lifestyle Holdings Limited

Registration Statement on Form F-1

Filed June 8, 2021

CIK No. 0001853717

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 23, 2021 on the Company’s registration statement on Form F-1 filed on June 8, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling its amendment no. 1 to the Registration Statement on Form F-1 (the “Registration Statement Amendment No. 1”) and certain exhibit via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 1 where the disclosure addressing a particular comment appears.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Subject to the review of the Staff, the Company currently plans on requesting that Staff declare the effectiveness of the Registration Statement Amendment No. 1 on June 30, 2021. A registration statement on Form F-6 was filed with the Commission on June 24, 2021.  The Company would greatly appreciate the Staff’s continued assistance to help the Company meet this timeline.

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Registration Statement on Form F-1

General

1.              We note that Exhibit 3.2, the eighth amended and restated memorandum of association, includes an exclusive federal forum provision for claims arising under the Securities Act. Please disclose this provision in the filing, including under risk factors, to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comments, the Company has revised the disclosure on pages 63 and 192 of the Registration Statement Amendment No. 1.

Corporate History and Structure, page 80

2.              We note your response to our prior comment 1. Please address the following with respect to your response:

•                  It appears that the specific entities that held ownership interests in Atour Shanghai prior to the restructuring are not the same entities that held ownership interests after the restructuring. Further, it does not appear that the percentage ownership interests held by each entity prior to the restructuring are exactly the same as the ownership interests after the restructuring. Please explain to us how these facts are consistent with your decision to account for the restructuring as a recapitalization.

The Company respectfully advises the Staff that the specific beneficial owners who held ownership interests in Atour Shanghai prior to the Restructuring held the exactly the same number of shares in Atour Lifestyle after the Restructuring through their respective offshore affiliates. Despite of the slight difference in ownership percentages before and after the Restructuring due to separate share repurchase and exchange of equity awards as previously described on page 81 of the Registration Statement, the Restructuring was contemplated to keep the ownership percentages identical before and after the Restructuring (and hence the number of shares received are the same as the number of shares previously held). As such, the substance of the Restructuring is a reverse recapitalization of Atour Shanghai.

To provide the Staff with additional useful information, the following summary details the shareholdings of (i) each major beneficial owner in Atour Shanghai (including those who previously held equity interests in the PRC through the four Management SPVs) and the (ii) affiliates of these beneficial owners who held ordinary shares of Atour Lifestyle after the Restructuring, which shows the shareholdings of such entities were not changed after the completion of the Restructuring:

•                  Sea Pearl Holding Limited (controlled by Mr. Wang)

Prior to the Restructuring, Mr. Wang, the Company’s Founder and Chief Executive Officer, beneficially owned a total of 75,616,580 shares in Atour Shanghai, consisting of (i) 33,944,400 shares held through Management SPV 1, (ii) 27,564,192 shares held through Management SPV 2, (iii) 8,880,083 shares held through Management SPV 3, and (iv) 5,227,905 shares held through Management SPV 4.

Immediately after the Restructuring, Mr. Wang, through Sea Pearl Worldwide Holding Limited, held a total of 75,616,580 ordinary shares in Atour Lifestyle, which is the same as the number of shares Mr. Wang previously beneficially owned in Atour Shanghai.

•                  Engine Holdings Limited (controlled by Mr. Rui)

Prior to the Restructuring, Mr. Rui beneficially owned a total of 35,691,412 shares in Atour Shanghai, consisting of (i) 19,098,480 shares held through Management SPV 1, (ii) 13,275,941 shares held through Management SPV 2, and (iii) 3,316,991 shares held through Management SPV 4.

Immediately after the Restructuring, Mr. Rui, through Engine Holdings Limited, held a total of 35,691,412 ordinary shares in Atour Lifestyle, which is the same as the number of shares Mr. Rui previously beneficially owned in Atour Shanghai.

•                  Li Real Limited (controlled by Mr. Chen)

Prior to the Restructuring, Mr. Chen beneficially owned a total of 14,926,416 shares in Atour Shanghai, consisting of (i) 7,356,720 shares held through Management SPV 1, (ii) 5,048,003 shares held through Management SPV 2, and (iii) 2,521,693 shares held through Management SPV 4.

Immediately after the Restructuring, Mr. Chen, through Li Real Limited, held a total of 14,926,416 ordinary shares in Atour Lifestyle, which is the same as the number of shares Mr. Chen previously beneficially owned in Atour Shanghai.

•                  Other natural person investors (as beneficial owners of Management SPV 3 and Management SPV 4)

Prior to the Restructuring, a group of 13 natural person investors collectively held a total of 15,859,032 shares in Atour Shanghai, representing only approximately 4% of Atour Shanghai, consisting of (i) 10,374,172 shares held through Management SPV 3, and (ii) 5,484,860 shares held through Management SPV 4.

Immediately after the Restructuring, the same group of 13 natural person investors, through Xing Duo Technology Investment Limited, Vsixty Limited, Every Fair Limited, Rui Duo Investment Limited and Fortune River Limited and East Way Holding Limited, held collectively a total of 15,859,032 ordinary shares in Atour Lifestyle, which is the same as the number of shares they previously beneficially owned in Atour Shanghai.

•                  External Investors

A natural person investor beneficially owned (i) 1,187,414 shares in Atour Shanghai through Management SPV 4, and (ii) 19,486,400 shares in Atour Shanghai through External Investor 1. Upon the completion of the Restructuring, the same natural person investor held a total of 20,673,814 Class A ordinary shares through GLV Holding Limited, which is the same as the number of shares they previously beneficially owned in Atour Shanghai.

As previously disclosed in the Registration Statement, apart from the foregoing, each of External Investors 1 — 5 held the same number of shares in Atour Shanghai and ordinary shares in Atour Lifestyle before and after the Restructuring, respectively.

•                  We note that Founder SPV acquired 73,680,917 class B shares as part of the restructuring. We further note that each class B shareholder is entitled to ten votes per Class B share. Please tell us whether Founder SPV had similar voting rights prior to the restructuring. In your response, tell us the percentage of voting rights held by the Founder SPV affiliates prior to the restructuring, the percentage of voting rights held by Founder SPV after the restructuring and explain to us whether a change in control occurred as a result of the restructuring. If you determined that a change in control occurred, explain to us how you concluded it was appropriate to account for the transaction as a recapitalization as opposed to a business combination.

The Company respectfully advise the Staff that prior to the Restructuring, Mr. Wang held 18.9% of equity interest and the same voting power in Atour Shanghai.  Upon the adoption of the dual-class voting structure and prior to the completion of this offering, Mr. Wang held 20.1% of equity interest and 71% of the total voting power in Atour Lifestyle before giving effect to the arrangements as further described below.  The Company determined that a change in control did not occur as a result of the restructuring for the following reasons.

The sole purpose of the Restructuring was to establish an offshore ownership structure to facilitate this offering, which was contemplated separately from the dual-class voting structure. The shareholders of the Company approved to implement the dual-class voting structure in March 2021 in furtherance of an imminent IPO to allow Mr. Wang to have a majority voting right in the Company upon the consummation of the offering.  The early adoption of the dual-class voting structure was largely for administrative convenience as all relevant parties involved considered that the consummation of the IPO was imminent. Despite the issuance of the high-vote shares to the Founder SPV, Mr. Wang is considered to have no controlling interest in the Company prior to this offering because in connection with the issuance of Class B ordinary shares, Mr. Wang agreed, prior to the consummation of this offering, to procure the Company not to take, approve, authorize, or agree or commit to do certain significant financial and operational transactions without the written consent of the holders of 2/3 of the shares then held by certain key external investors of the Company. These significant financial and operational transactions include, but are not limited to, amendments to the memorandum and articles of the Company; the appointment or removal of the auditor of the Company; any declaration of dividend by the Company; approval of the remuneration package for any member of the senior management of any Group Company; any investment by any Group Company in excess of certain dollar amount; and any major related party transaction of the Company in excess of certain dollar amount. The Company therefore concluded that the arrangements provided such minority shareholders with substantive participation rights, as described in ASC 810-10 on these key corporate transactions such that Mr. Wang is unable to exercise control over the Company before the IPO.

Therefore, the Company concluded that a change in control did not occur as a result of the restructuring and it was appropriate to account for the effect of the Restructuring as a recapitalization as opposed to a business combination.

•                  Assuming the restructuring has been appropriately accounted for as a recapitalization, we remain unclear why the financial statements of Atour Lifestyle Holdings Limited have not been retroactively revised to account for the change in equity structure. Please tell us why you have not retroactively adjusted the financial statements to give effect to the restructuring consistent with the guidance in ASC 805-40-45-2d.

The Company respectfully advises that the effect of the Restructuring has been retrospectively adjusted in the consolidated financial statements by reflecting the issued equity interests of the legal parent (Atour Lifestyle) retrospectively.

As described in the response to previous comments, in addition to the Restructuring, the Company also effected several distinct equity transactions after March 2021 which are not considered a part of the Restructuring, but as the result of separate negotiations with the relevant shareholders. The effects of these transactions are presented and reflected prospectively, from the respective dates of the transactions, as further described below and previously disclosed in the Registration Statement:

(1) Termination of the preference rights of certain equity holders in April 2021

The effect of the Restructuring does not change the rights and economic interests of the equity interest holders of Atour Shanghai, including the preference rights where applicable, before and after the Restructuring.  The Company and the respective equity holders agreed to terminate the preference rights associated with their equity interests upon the Company’s submission of the Draft Registration Statement on April 8, 2021 in anticipation of imminent IPO.

(2) Share repurchase in May 2021

One equity holder surrendered its equity interests in Atour Shanghai for a cash consideration in May 2021 as such equity holder chose not to participate in the Restructuring to exchange its interests in Atour Shanghai for the same amount of ordinary shares in Atour Lifestyle. It would not be appropriate to retrospectively reflect the effect of this transaction as if the Company had an obligation to repurchase the equity interest held by such equity holder as of the earliest of the periods presented.

(3) Distribution to shareholders in May 2021

As described in the response to previous comment, the cash distribution to certain shareholders occurred after the Restructuring was substantially completed. The transaction did not affect the ordinary shares issued by Atour Lifestyle to effect the Restructuring and therefore it is not appropriate to retrospectively reflect the effect of this distribution as if the Company had an obligation of cash distribution as of the earliest of the periods presented.

The Company has presented the unaudited balance sheet as of March 31, 2021 to illustrate the effects of the three separate equity transactions, all of which were not considered a part of the Restructuring.

Critical Accounting Policies and Estimates

Fair Value of Our Ordinary Shares, page 101

3.              We note the significant increase in the estimated fair value per Atour Shanghai ordinary share from RMB11.93 at December 31, 2020 to RMB20.96 at March 31, 2021. Please address the following:

•                  Describe for us the significant factors contributing to this increase including any intervening events or changes in assumptions, as well as any changes in weighting or selection of valuation methodologies used.

The Company respectfully advises the Staff that there was no change in the selection of valuation methodologies used to estimate the fair value of the underlying ordinary shares as of December 31, 2020 and March 31, 2021. The increase in the fair value from RMB11.93 per ordinary share as of December 31, 2020, to RMB20.96 per ordinary share as of March 31, 2021, was primarily attributable to the following factors:

1.              Substantially enhanced liquidity and marketability of the ordinary shares as the Company advances its IPO plan

The historical valuations of the Company’s ordinary shares reflected the illiquidity of these ordinary shares and the uncertainty of this offering, where a discount for lack of marketability was considered in the historical fair value valuations. From December 31, 2020 to March 31, 2021, as the Company rapidly progressed further towards an IPO and the lead time to an expected liquidity event significantly decreased, the implied discount rate for business enterprise value (i.e., weighted average cost of capital) decreased from 14% to 13% and the discount for lack of marketability decreased from 14% to 12%, and the expected probability of the IPO increased from 60% to 75%.

2.              Continued recovery of China’s hospitality industry and market conditions post-COVID-19 outbreak leading to substantial growth in the Company’s business performance and prospects

As China’s hospitality industry continued to recover from the COVID-19 outbreak (which peaked in China in 2020), the Company achieved strong business performance in the first quarter of 2021 as a result of increased domestic travels in China. The total number of its hotels increased from 570 as of December 31, 2020 to 608 as of March 31, 2021. Similarly, the total number of its hotel rooms increased from 66,618 as of December 31, 2020 to 71,121 as of March 31, 2021.  Due to government’s effective control of the COVID-19 pandemic, coupled with the Company’s strong brand recognition by customers and improving operating efficiency, the Company’s operational and financial conditions continued to improve throughout the quarter. The Company’s RevPAR increased from RMB145.4 in the first quarter of 2020 to RMB238.1 in the first quarter 2021. The Company’s total revenues in the first quarter of 2021 was RMB419.9 million, representing a 107.7% increase from the same period in 2020. Its net income in the first quarter of 2021 was RMB11.5 million, compared to a net loss of RMB76.1 million in the same period in 2020.

The recovery of China’s hospitality industry, which continues to be driven by the integration of lifestyle offerings and technologies, are positive signals for the Company’s business to maintain rapid growth through leveraging its unique competitive strengths in lifestyle offerings and data technologies, which has led to stronger investor confidence in the Company and its valuation and future performance.

As a result of such steady performance recovery and the favorable industry trends, the Company concluded that its performance had substantially recovered from the adverse impacts during the COVID-19 outbreak in 2020, which led the Company to adjust its forecasts for its business and financial performance in terms of number of hotels, RevPAR, revenue and net income after March 31, 2021 as it expects to continue to improve its performance for the rest of 2021 primarily by focusing on quality growth driven by operation efficiency and margin improvements.

•                  For each option grant during the first quarter 2021, tell us the fair value of your stock on the date the options were granted.

In response to Staff’s comments, the Company provides the number of options issued and the fair value of the options on each grant date during the first quarter of 2021 as follows:

Grant Date	Number of options granted	Fair value of options (RMB per share option)	Fair value of ordinary shares (RMB per share)
11/1/2021	2,300,000	7.01	11.93
26/2/2021	359,921	15.49	20.96
31/3/2021	51,227	15.49	20.96

The Company determined there was no significant changes to the Company’s business operations and no new milestones were achieved during the period from December 31, 2020 to January 11, 2021 and the period from February 26, 2021 to March 31, 2021.

Accordingly, the Company considered it was appropriate to determine the fair value of the options granted on January 11, 2021 with reference to the estimated fair value of the ordinary shares as of December 31, 2020. Similarly, for the options granted on February 26, 2021, the fair value of the options was determined with reference to the estimated fair value of the ordinary shares as of March 31, 2021.

•                  To the extent you anticipate a material difference between the RMB20.96 estimated fair value per Atour Shanghai ordinary share at March 31, 2021 and Atour Lifestyle IPO price per Class A ordinary share, please reconcile this difference in terms of significant factors emerging after March 31, 2021, which would include intervening events, changes in assumptions, and changes in weighting or valuation methodologies used.

The Company respectfully advises the Staff that the estimated price range of this offering is US$4.50 to US$5.17 per ordinary share (the “Price Range”), with a mid-point of US$4.83 per ordinary share (the “Midpoint Price”).

As it is typical for all initial public offerings, the Price Range was not derived by reference to any single fair value valuation methodology, but was determined as a result of discussions between the Company and its underwriters, after considering various factors including: (a) the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies; (b) the Company’s financial condition and prospects; (c) estimates of business potential and earnings prospects for the Company and the hospitality industry in which it operates, particularly in light of the Company’s and the industry’s strong recovery from the COVID-19 outbreak and the Company’s expectation to continue to improve its performance by leveraging its leadership in China; (d) performance of initial public offering of companies in the travel industry; and (e) input received from the underwriters, including discussions that took place with senior management of the Company.

The Company further respectfully advises the Staff that the increase in the fair value of the ordinary shares of the Company from RMB20.96 (equivalent to US$3.19) per ordinary share as of March 31, 2021, to the Midpoint Price of US$4.83 per ordinary share, was primarily attributable to the following factors:

1.              Continued recovery of China’s hospitality industry and market conditions post-March 31, 2021 leading to substantial growth in the Company’s business performance and prospects

Since the end of the first quarter of 2021, the Company had achieved an accelerated growth in April and May 2021, compared to the first quarter of 2021. The total number of the Company’s hotels increased from 570 as of December 31, 2020 to 608 as of March 31, 2021 and further increased to 639 as of May 31, 2021. Similarly, the total number of the Company’s hotel rooms increased from 66,618 as of December 31, 2020 to 71,121 as of March 31, 2021, and further increased to 74,811 as of May 31, 2021.  In the second quarter of 2021, owing to the fact that the Chinese government has been widely promoting vaccination, the market’s confidence in the recovery of hospitality industry has been further strengthened.  For the month ended April 30 and May 31, 2021, RevPAR of the hotels recovered to RMB363.7 and RMB375.1 respectively, representing 108.0% and 109.2% of the RevPAR for the same periods in 2019, before the outbreak of COVID-19.

2.              Substantially enhanced financial resources upon the imminent IPO and reduced cost of capital

Given the proximity to the completion of this offering, the Price Range has factored in a successful offering. A successful offering will provide the Company with (i) proceeds that substantially strengthen the Company’s financial position and funding for the realization of its business plan, (ii) direct access to the public corporate debt and equity markets, and (iii) higher brand value to attract new customers as a publicly listed company. These factors will substantially strengthen the Company’s ability to rapidly grow business, raise its overall profile and reduce its cost of capital, which have been reflected in the valuation implied by the Price Range.

3.              Substantially enhanced liquidity and marketability of the ordinary shares

The historical valuations of the Company’s ordinary shares reflected the illiquidity of the ordinary shares and the uncertainty of this offering, where a discount for lack of marketability was considered in the historical fair value valuations. The Midpoint Price assumes a successful offering in the near term and represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public offering market without liquidity and marketability discounts.

As a result of this offering, if the Company were to perform a valuation of its ordinary shares as of the IPO date using the same methodology with the same assumptions as those on the most recent valuation date in the last six months (e.g., using the same financial projections prepared for the valuation as of March 31, 2021), the implied discount rate for business enterprise value (i.e., weighted average cost of capital) would have decreased from 13% to 10.5% and the discount for lack of marketability would have decreased from 12% to 0%, and expected successful IPO probability increased from 75% to 100%. As a result, the fair value per share would increase from US$3.19 to US$4.81, which is substantially the same as the Midpoint Price.

4.              Different Valuation Methodology

The Company respectfully submits to the Staff that the Price Range was determined in consultation with the underwriters without reference to any single valuation methodology. The Price Range is based in large part on the underwriters’ substantial experience and expertise in advising companies on initial public offerings, their experience in capital markets and in establishing a price range for an initial public offering of a leading, fast-growing hospitality and lifestyle company.

Valuation Date: June 23, 2021

	The Company	Huazhu Group Limited
Total Equity Value on Marketable Basis (USD’million)	1,937	17,024
Total Hotel Rooms as of May 31, 2021	74,811	652,162
Implied Value per Room (USD’000/Room)	25.89	26.10

Huazhu Group Limited has been selected as the bench mark comparable company for this pricing, depending on industry, target market and other factors. On marketable and diluted basis, total equity value of the Company is derived to be US$1.94 billion based on the Midpoint Price (i.e., US$4.83 per share). Therefore, the implied Value per Room of the Company is approximately US$25,890, which is in line with the trading valuation indicator of Huazhu Group Limited.

Given the considerations outlined above, the Company believes that the difference between the estimated fair value of ordinary shares for equity awards granted since December 31, 2020 and the Price Range is reasonable.

Exhibits

4.              We note your response to comment 12 in our May 5, 2021 letter and the PRC opinion filed as Exhibit 99.2.

•                  We note the qualification in paragraph 2(A), and elsewhere in the opinion, to “except as disclosed in the registration statement [and/or] prospectus.” Please replace this phrase with substantive disclosure and make clear the exceptions being referenced. Additionally, we note that the registration statement and prospectus reference the opinion as provided by PRC counsel to the company. Therefore, to the extent practicable, please ensure that the opinion is complete and does not include qualifications not attributable to counsel where the company has depended upon or referenced counsel’s opinion.

In response to the Staff’s comment, the PRC counsel to the Company has revised its legal opinion throughout to replace the generic disclosure qualification with specific references to the substantive disclosure in the Registration Statement Amendment No. 1, where applicable.  The Company confirms that the PRC opinion is complete and does not include qualifications not attributable to counsel where the Company has depended upon or referenced counsel’s opinion.

•                  Please revise the opinion to reconcile and make clear the following:

•                  The reference to certain licenses not having been registered in the risk factor “[f]ailure to comply with lease registration under PRC law may subject both parties to such leases.…”;

•                  The extent that the equity interests referenced in the registration statement are required to be registered to be enforceable and have been registered, as necessary; and

In response to the Staff’s comment, the PRC counsel to the Company has revised its legal opinion to (i) include in paragraph 2(C) (where the PRC counsel opines on the Company’s ability to lease properties to conduct its business) a specific reference to the risk factor headed “Failure to comply with lease registration under PRC law may subject both parties to such leases to fines or other penalties that may negatively affect our ability to operate our leased hotels,” and (ii) include an opinion on the registration of the equity interests of the PRC Group Companies.

•                  We note the reference in paragraph 2(C) to the company not having foreign investment restrictions that also contains the aforementioned qualification related to disclosure in the registration statement and prospectus. Please delete this qualification and make clear whether the basis of the opinion is that the company’s PRC businesses solely operate as limited service hotel businesses.

In response to the Staff’s comment, the PRC counsel to the Company has revised its legal opinion to delete such disclosure qualification. The Company clarifies that, as currently stated in the PRC legal opinion, its businesses (including hotel businesses) as currently conducted and described in the Registration Statement Amendment No. 1 are not subject to any foreign investment restrictions as stipulated by Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2020).

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Rui Zhao, Chief Financial Officer
Atour Lifestyle Holdings Limited

Allen Wang, Esq.
Latham & Watkins LLP

Kevin Huang
Linda Gu
KPMG Huazhen LLP